

September 15, 2010

Mr. Anthony Barron
President and Chief Executive Officer
Rapid Holdings, Inc.
9903 Santa Monica Blvd. #346
Beverly Hills, CA 90212

Re: **Rapid Holdings, Inc.**
Amendment No. 5 to Registration Statement on Form S-1
Filed September 10, 2010
File No. 333-167960

Dear Mr. Barron:

We have reviewed your amended registration statement and response letter dated September 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please review and revise the entire prospectus to clearly distinguish your current state of affairs from your plans for the future. As only one example, certain disclosures seem to imply that your web-based infrastructure is operational, while other disclosures indicate that your website is under construction.

Prospectus Summary

About Our Company, page 1

2.   We note your disclosure that you intend to initially operate in California only. Please
       explain whether this means that you will only accept applications from California
       residents. To the extent known or anticipated at this time, discuss your plans with respect
       to operating in other states. Further, as previously requested in our prior comment 4,
       please discuss the regulatory environment that you will operate in, including regulations
       that you will be required to comply with and whether government approval will be
       required for any of your products and services.

3.   Please provide more detailed information regarding your expectations for implementing
       your business plan (e.g., when you intend to have your website operational, when you
       plan to commence operations, etc.).

4.   Please revise this section to explain the following statements contained therein:

       •   "Our web-based application allows all the parties involved in the loan process to have
           the same understanding."
       •   "Being web-based will allow us to process an application in a timely manner."

Risk Factors

Our future success is dependent on us being able to obtain any necessary licenses or permits…
page 3

5.   Please revise this risk factor to reflect the updated disclosure you have provided
       regarding necessary licenses and permits.

The offering price of the shares was arbitrarily determined, page 4

6.   We note your response to our prior comment 3 that you have no operating history and
       that risk factor 3 was revised to include such information. However, we note that
       references to your "limited" operating history remain in this risk factor and in other
       sections of the Registration Statement. Please review and revise the entire filing as
       appropriate.

Description of Business

Automation, page 10

7.   We note your disclosure in response to our previous comment 6 that an applicant's approval will be based upon the credit worthiness of the applicant. Please provide more detail as to what the minimum credit requirements will be for an applicant to be approved and what type of borrower you are generally targeting. Please further describe whether your "proprietary analytics engine" will consist of a model that you will use to review applications, or whether people will be performing each review.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 13

8.   We note your response to our prior comment 6 that approval of an application may not be made in seconds and that you have removed such language from the Registration Statement. However, we note that you still make references in this section to giving customers immediate and instant decisions. Please review and revise the entire filing as appropriate.

Financial Statements

Organization and Operations, page F-7

9.   Please remove the statement that the "Company will be the first and only web-based title loan company" since you had previously removed similar statements to this effect from other sections of the Registration Statement.

Mr. Anthony Barron
Rapid Holdings, Inc.
September 15, 2010
Page 4

Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel

cc.   (facsimile only)
           Ms. Christine Melilli, Esq., CPA
           Anslow & Jaclin, LLP
           (732) 577-1188